================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              New Ireland Fund Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                   common stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    645673104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Keith Walsh
                            Senior Compliance Manager
                        Bank of Ireland Asset Management
                                 40 Mespil Road
                                Dublin 4, Ireland
                                011-353-1-6378119


                                 Rosemary Mahon
                                    Director
                 Bank of Ireland Asset Management (U.S.) Limited
                               75 Holly Hill Lane
                               Greenwich, CT 06830
                                  203-869-0111
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 9, 1995

--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 18 Pages

CUSIP No. 645673104           Schedule 13D             Page 2 of 17 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Governor and Company of the Bank of Ireland


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             257,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       257,600

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         257,600

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13D             Page 3 of 17 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BIAM Holdings


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             257,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       257,600

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       257,600

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13D             Page 4 of 17 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bank of Ireland Asset Management Limited


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             248,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       248,600

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       248,600

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13D             Page 5 of 17 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bank of Ireland Asset Management (U.S.) Limited


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             9,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       9,000

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13D             Page 6 of 17 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lifetime Investment For Opportunity Fund


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             11,451
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       11,451

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,451

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13D             Page 7 of 17 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lifetime Exempt Investment For Growth Fund


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             12,300
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       12,300

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,300

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       00

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104          Schedule 13D            Page 8 of 17 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lifetime Exempt Investment For Opportunity Fund


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,100
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       2,100

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,100

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 0.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13D            Page 9 of 17 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lifetime Investment for Growth Fund


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             64,493
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       64,493

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       64,493

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13D            Page 10 of 17 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lifetime Equity Fund


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,508
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       2,508

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,508

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13D            Page 11 of 17 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bank of Ireland Global Funds Limited - International Equity Share


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             50,748
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       50,748

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       50,748

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13D            Page 12 of 17 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BIAM Equity Mutual Fund


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             105,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       105,000

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       105,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 645673104           Schedule 13D             Page 13 of 17 Pages

Item 1

(a) The name of the issuer is The New Ireland Fund, Inc

(b) The address of the issuers principal executive office is;

        The New Ireland Fund, Inc.
        c/o PFPC Inc.
        99 High Street
        27th Floor
        Boston, MA 02110

This filing relates to the common stock, of The New Ireland Fund Inc, a closed end investment company (the "Issuer").

The information presented on the cover sheets for each filing person is based upon ownership as of March 9, 1995. The percent of class is based upon 5,009,000 shares of common stock issued and outstanding as of March 9, 1995.

Item 2.   Identity and Background.

The following information relates to the structure of the reporting entities as of April 29, 2004.

This statement is filed by The Governor and Company of the Bank of Ireland (the "Bank of Ireland"), BIAM Holding("BIAMH"), Bank of Ireland Asset Management Limited ("BIAML"),Bank of Ireland Asset Management (U.S.) Limited ("BIAMUS"), Lifetime Investment for Opportunity Fund ("LIOF"), Lifetime Exempt Investment for Opportunity Fund ("LEIOF"),Lifetime Investment for Growth Fund ("LIGF"), Lifetime Exempt Investment for Growth Fund ("LEIGF"), Lifetime Equity Fund ("LEF"), Bank of Ireland Global Funds International Equity Share ("BIGFIES") and BIAM Equity Mutual Fund (BIAMEMF)(collectively, the "Reporting Persons").

The principal business address of Bank of Ireland, LIOF, LEIOF, LIGF, LEIGF and LEF is Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland.

The principal business address of BIAMH, BIAML and BIAMEMF is 40 Mespil Road, Dublin 4, Ireland.

The principal business address of BIGFIES is, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands.

The principal business address of BIAMUS is 75 Holly Hill Lane, Greenwich CT, 06830.

Bank of Ireland, BIAML, BIAMH and BIAMUS are Irish corporations. LIOF, LEIOF, LIGF, LEIGF and LEF are Irish unit linked funds, BIGFIES is a Cayman based commingled fund and BIAMEMF an Irish based commingled unit trust. These funds are primarily for Irish retail and institutional investors.


The principal business of Bank of Ireland is the provision of financial services. Bank of Ireland is the sole shareholder of BIAMH. The principal business of BIAMH is to serve as a holding company. BIAMH is the sole shareholder of BIAML. The principal business of BIAML is to act as an Irish Investment Adviser to a range of discretionary clients, managing a number of accounts containing securities over which BIAML has voting and dispositive power. These clients are primarily Institutional clients. BIAMH is also the sole shareholder in BIAMUS. The principal business of BIAMUS is to act as a US registered Investment Adviser to a range of discretionary clients, managing a number of accounts containing securities over which BIAMUS has voting and dispositive power. These clients are primarily Institutional clients.

CUSIP No. 645673104          Schedule 13D               Page 14 of 17 Pages

The directors of Bank of Ireland are Michael Soden, Denis O'Brien, Laurence Crowley, Richard Burrows, Caroline Marland, Raymond MacSharry, Mary Redmond, Roy Bailie, Maurice Keane, Brian Goggin, Donal Greaney, John O'Donovan and Thomas Moran. The executive officers of Bank of Ireland are Michael Soden, John Collins, Des Crowley, Cyril Dunne, Brian Goggin, Roy Keenan, John O'Donovan and Jeff Warren. The principal occupation of each such person is to serve as an officer or director of Bank of Ireland, and the principal business address of each such person, other than Mr. Goggin, is c/o Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland. The principal business address of Mr. Goggin is c/o Bank of Ireland Asset Management Limited, 40 Mespil Road, Dublin 4, Ireland.

The directors and executive officers of BIAML are Denis Curran, Brian Goggin Giles Kerr, Anthony Haslam, Fred Healy, Eugene Holland, Richard Kelly, Pat Lardner, Jim McMahon, Jane Neill, Leona Nicholson, John Nolan, Kevin O'Brien, Ronan O'Donoghue, Sean O'Dwyer, Chris Reilly, Ronan Smith, Des Sullivan and Peter Wood. The principal occupation of each such person is to serve as an officer or director of BIAML. The principal business address of each such person, other than Mr. Kerr and Mr. Curran is c/o BIAML, 40 Mespil Road, Dublin 4, Ireland. The principal business address of Mr. Curran is c/o Bank of Ireland Asset Management (U.S.) Limited, 75 Holly Hill Lane, Greenwich, CT 06830. The Principal business address for Mr Kerr is c/o Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland.

The directors and executive officers of BIAMH are Sean O'Dwyer, Peter Nugent and Brian Goggin, whose principal occupation is to serve as directors and executive officers of BIAMH. The principal business address of each such person, other than Mr Nugent is c/o BIAMH, 40 Mespil Road, Dublin 4 Ireland. The Principal business address for Mr Nugent is c/o Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland.

The directors and executive officers of BIAMUS are Denis Curran, Chris Reilly, Brian Goggin,Sean O'Dwyer, Michael McCarthy, Rosemary Mahon, Lelia Long and Stephen Holland. The principal business address for Mr Curran, Mr Holland, Ms Long and Ms Mahon is 75 Holly Hill Lane,Greenwich, CT 06830. The principal Business address for Mr O'Dwyer, Mr Reilly,Mr McCarthy and Mr Goggin is 40 Mespil Road, Dublin 4 Ireland.


LIOF, LEIOF, LIGF, LEIGF and LEF as Irish unit linked, commingled funds, do not have directors or executive officers. They are managed by BIAML on behalf of Bank of Ireland's, life assurance subsidiary Lifetime Assurance Company Limited. In March 2003, Bank of Ireland merged its two life assurance operations, New Ireland Assurance Company plc and Lifetime Assurance Company Limited. As a result of this merger, and by order of the High Court, the assets of Lifetime Assurance Company Limited were transferred to New Ireland Assurance Company plc. The directors and executive officers of New Ireland Assurance Company plc are Sean Casey, Brian Forrester, David Kennedy (Chairman), Tom Collins, David Swanton, Dermot Murray and John Murphy. The principal business address of these individuals is New Ireland Assurance Company plc, 11/12 Dawson Street, Dublin 2. The New Ireland Fund, Inc and New Ireland Assurance Company plc are unconnected entities. Any similarity in their name is coincidental.

BIAMEMF, as a Unit Trust, does not have any directors or executive officers. Its Trustees are Bank of Ireland Trustees and BIAML is its investment Manager.

The directors and executive officers of BIGFIES are Tim Phelan, Bank of Ireland Asset Management (Jersey) Limited, P.O. Box 416, Bank of Ireland House Francis Street, St. Helier, Jersey, JE2 4QE, Channel Islands. Jeremy Arnold, Bras De Fer, Trinity, Jersey, JE3 5FB, Channel Islands. Robin Runboll, Windsor House, St Lawrence, Jersey, JE3 1NL, Channel Islands.

None of the Reporting Persons nor any of the directors or executive directors of any of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

The securities reported in Item 5 as beneficially owned by the Reporting Persons were acquired as follows: Accounts managed by BIAML purchased an aggregate of 248,600 shares of Common Stock for a total consideration of $2,031,289 derived from the capital of the managed accounts. BIAMUS made a personal investment of 9,000 shares as seed capital for The New Ireland Fund Inc.

CUSIP No. 645673104          Schedule 13D               Page 15 of 17 Pages

Item 4 Purpose of Transaction

Between 1990 and March 9, 1995, BIAML purchased in total 248,600 Shares of the Issuer (representing 5.0% beneficial ownership) for various non-US commingled funds
("Foreign Funds") managed by BIAML on a fully discretionary basis, to gain exposure for the investment portfolios of these Foreign Funds to Irish equities in a less expensive and more price-effective manner than could be provided by direct investment in the underlying equity securities owned by the Issuer (a closed-end country fund). Item 5 below details the aggregate holdings of these Foreign Funds as of March 9, 1995. In September 1997, the shares held by the Foreign Funds were sold to, and purchased by, the Bank of Ireland Smaller Equities Fund ("BIEUTSEF"), another Foreign Fund, where the Shares continue to be held. At the time of the original purchases, and currently, the Reporting Persons state that there were no, and continue to be no, plans or proposals that any of them had or have which relate to or would result in: (a) the acquisition by any person of additional Shares, or the disposition of Shares; (b) an
extraordinary   corporate  transaction,  such as  a  merger,  reorganization  or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the prior or present board of directors or management of the Issuer, including no plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including no plans or proposals to change the investment policy of the Issuer for which a vote would have been or is required by Section 13 of the Investment Company Act of 1940; (g) change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing. Regarding (f) above, any vote presented to the Issuer's shareholders as required by Section 13 of the Investment Company Act of 1940 will be voted with respect to Shares held by the Foreign Funds and controlled by BIAML and the Shares owned by BIAMUS will be voted in the same proportion as the vote of all other holders of such security. All investment in Shares by the Foreign Funds, and the Bank of Ireland EUT Smaller Equities Fund, were made with the intent to be passive investments and there was no intent, and there is no current intent, to exercise any control or influence over the Issuer.

Item 5.   Interest in Securities of the Issuer.

(a) and (b)
As of March 9, 1995, the Reporting Persons may be deemed to beneficially own in the aggregate 257,600 shares of Common Stock, representing 5.1% of the outstanding Common Stock (the percentage of shares of Common Stock owned being based upon 5,009,000 shares of Common Stock outstanding at March 9, 1995. The transaction by The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

Name                          Number of Shares                Percentage

BIAML                              248,600                       5.0%+
LIOF    (Managed by BIAML)          11,451                       0.2%*
LEIGF   (Managed by BIAML)          12,300                       0.3%*
LEIOF   (Managed by BIAML)           2,100             less than 0.1%*
LIGF    (Managed by BIAML)          64,493                       1.3%*
LEF     (Managed by BIAML)           2,508                       0.1%*
BIGFIES (Managed by BIAML)          50,748                       1.0%*
BIAMEMF (Managed by BIAML)         105,000                       2.1%*
BIAMUS                               9,000                       0.2%+

* Note - these holdings represent a 5.1% holding in aggregate. The total shares controlled by BIAML is actually 5.0% - the 0.1% is a rounding difference.

+ Note - these  holdings  represent  a 5.2%  holding  in  aggregate.   The total
shares controlled by the reporting entities is actually 5.1% - the 0.1% difference is a rounding difference.

BIAML has direct beneficial ownership of the shares of Common Stock in the accounts which it manages. In such capacity, BIAML has the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, has beneficial ownership of such shares.

BIAMUS has direct beneficial ownership of the shares of Common Stock which it purchased to provide seed capital to the Issuer. In such capacity, BIAMUS has the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, has beneficial ownership of such shares.

BIAMH as the controlling member of BIAML and BIAMUS, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by BIAML and BIAMUS. Bank of Ireland, as the sole shareholder of BIAMH, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by BIAMH, BIAML and BIAMUS as the sole shareholder of BIAMH.

LIOF, LEIGF, LEIOF, LIGF, LEF, BIGFIES and BIAMEMF have direct beneficial ownership of the shares of Common Stock which they purchased as a passive investment. In such capacity, LIOF, LEIGF, LEIOF, LIGF, LEF, BIGFIES and BIAMEMF have the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, have beneficial ownership of such shares.

(c) Other than the transactions in Schedule 1, no Reporting Person nor any director or executive officer of any Reporting Person has effected any transactions in the Common Stock during either in the past 60 days or the 60 days prior to the effective date of this filing.

(d) No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by the Reporting Persons, except that the dividends from, or proceeds from the sale of, shares of Common Stock in each respective account managed by BIAML will be delivered into each such respective account.

(e) Not applicable.


Item 6:

BIAMUS is under common control with BIAML, the discretionary manager to the Foreign Funds. BIAMUS also is the investment adviser to the Issuer. Other than these relationships, there are no contracts, arrangements, or understandings among or between the Reporting Persons or otherwise with respect to the Shares of the Issuer, including without limitation, the transfer or voting of any of the securities, or the giving or withholding of proxies, except as follows. To avoid conflicts of interest associated with any matter put to a vote of shareholders of the Issuer, Shares owned the Foreign Funds and BIAMUS will be voted in the same proportion as all other Shares of the Issuer are voted.

CUSIP No. 645673104           Schedule 13D           Page 16 of 17 Pages


                                   SIGNATURE.


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: May 4, 2004


                              THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

                         By:  /s/ Brian Goggin
                              ----------------------------------
                              Brian Goggin
                              Director


                              BIAM Holdings

                         By:  /s/ Sean O'Dwyer
                              ----------------------------------
                              Sean O'Dwyer
                              Director


                              Bank of Ireland Asset Management Limited

                         By:  /s/ Sean O'Dwyer
                              ----------------------------------
                              Sean O'Dwyer
                              Director


                              Bank of Ireland Asset Management (U.S.) Limited

                         By:  /s/ Rosemary Mahon
                              ----------------------------------
                              Rosemary Mahon
                              Director


                              BIAM Equity Mutual Fund

                              By:  /s/ Keith Walsh
                              ----------------------------------
                              Keith Walsh
                              Authorised Signatory


                              Bank of Ireland Global Funds Limited -
                              International Equity Share

                              By:  /s/ Tim Phelan
                              ----------------------------------
                              Tim Phelan
                              Director


                              Lifetime Investment for Opportunity Fund

                              By:  /s/ Sean Casey
                              ----------------------------------
                              Sean Casey
                              Authorised Signatory


                              Lifetime Exempt Investment for Opportunity Fund

                              By:  /s/ Sean Casey
                              ----------------------------------
                              Sean Casey
                              Authorised Signatory


                              Lifetime Investment for Growth Fund

                              By:  /s/ Sean Casey
                              ----------------------------------
                              Sean Casey
                              Authorised Signatory


                              Lifetime Exempt Investment for Growth Fund

                              By:  /s/ Sean Casey
                              ----------------------------------
                              Sean Casey
                              Authorised Signatory


                              Lifetime Equity Fund

                              By:  /s/ Sean Casey
                              ----------------------------------
                              Sean Casey
                              Authorised Signatory

CUSIP No. 645673104          Schedule 13D               Page 17 of 17 Pages



                                   SCHEDULE I
                 REPORTING PERSONS TRANSACTIONS IN COMMON STOCK


The transactions below were market trades of common stock by BIAML on behalf of the following discretionary Foreign Fund clients.


Date                                     Number of Shares   Price Per Share (1)


February 23,1995        Buy               13,000              $9.75
By BIAML on behalf of;

LIOF  (6,500 Shares)
LEIGF (4,100 Shares)
LEIOF (1,400 Shares)
LEF   (1,000 Shares)

March 8, 1995           Buy               38,400              $9.25
by BIAML on behalf of LIGF

March 9, 1995           Buy               11,900              $9.25
By BIAML on behalf of;

LIOF    (3,000 Shares)
LEIGF   (8,200 Shares)
LEIOF     (700 Shares)